CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)(2)
Notes	$2,200,000	$86.46

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $303,694.45 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $86.46 offset against the registration fee due for this offering and of which $303,607.99 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 1431 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 145-II dated July 15, 2008	Registration Statement No. 333-130051 Dated July 25, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $2,200,000 Optimal Entry Return Enhanced Notes Linked to the S&P 500® Index due November 12, 2009

General

  The notes are designed for investors who seek a return of three times the appreciation of the S&P 500® Index, as compared to the lowest Index closing level during the Lookback Observation Period, up to a maximum total return on the notes of 12.15% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing November 12, 2009†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on July 25, 2008 and are expected to settle on or about July 30, 2008.

Key Terms

Index:	The S&P 500® Index (the “Index”)
Upside Leverage Factor:	3
Payment at Maturity:

If the Ending Index Level is greater than the Lookback Index Level, you will receive at maturity a cash payment per $1,000 principal amount note that provides you with a return equal to the Index Return multiplied by three, subject to a Maximum Total Return on the notes of 12.15%. For example, if the Index Return is more than 4.05%, you will receive the Maximum Total Return on the notes of 12.15%, which entitles you to a maximum payment at maturity of $1,121.50 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +[$1,000 x (Index Return x 3)]

Your investment will be fully exposed to any decline in the Index. If the Ending Index Level declines from the Lookback Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level declines beyond the Lookback Index Level. Accordingly, if the Index Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return)
You will lose some or all of your investment at maturity if the Ending Index Level declines from the Lookback Index Level.
Index Return:	The performance of the Index from the Lookback Index Level to the Ending Index Level, calculated as follows:
Ending Index Level — Lookback Index Level Lookback Index Level
Lookback Index Level:	The lowest Index closing level during the Lookback Observation Period. In no event will the Lookback Index Level be greater than the Index closing level on the pricing date, which was 1257.76.
Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Ending Averaging Dates.
Lookback Observation Period:	The 90 calendar-day period from and including the pricing date.
Ending Averaging Dates†:	November 3, 2009, November 4, 2009, November 5, 2009, November 6, 2009 and November 9, 2009
Maturity Date†:	November 12, 2009
CUSIP:	48123LHD9
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 145-II.

Investing in the Optimal Entry Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 145-II and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$9.70	$990.30

Total	$2,200,000	$21,340	$2,178,660

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $9.70 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $4.85 per $1,000 principal amount note. See “Underwriting” beginning on page PS-26 of the accompanying product supplement no.145-II.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $9.70 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 25, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 145-II dated July 15, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 22, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 145-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 145-II dated July 15, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208003560/e32286_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Lookback Index Level of 1250 and reflect the Maximum Total Return on the notes of 12.15%. The actual Lookback Index Level will be the lowest Index closing level during the Lookback Observation Period, and will not be determined until the end of the Lookback Observation Period. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return

2250.000	80.00%	12.15%
2062.500	65.00%	12.15%
1875.000	50.00%	12.15%
1750.000	40.00%	12.15%
1625.000	30.00%	12.15%
1500.000	20.00%	12.15%
1375.000	10.00%	12.15%
1312.500	5.00%	12.15%
1300.625	4.05%	12.15%
1287.500	3.00%	9.00%
1281.250	2.50%	7.50%
1262.500	1.00%	3.00%
1250.000	0.00%	0.00%
1237.500	-1.00%	-1.00%
1187.500	-5.00%	-5.00%
1125.000	-10.00%	-10.00%
1000.000	-20.00%	-20.00%
875.000	-30.00%	-30.00%
750.000	-40.00%	-40.00%
625.000	-50.00%	-50.00%
500.000	-60.00%	-60.00%
375.000	-70.00%	-70.00%
250.000	-80.00%	-80.00%
125.000	-90.00%	-90.00%
0.000	-100.00%	-100.00%

JPMorgan Structured Investments — Optimal Entry Return Enhanced Notes Linked to the S&P 500® Index	PS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page and the graph above are calculated.

Example 1: The level of the Index increases from the Lookback Index Level of 1250 to an Ending Index Level of 1281.25. Because the Ending Index Level of 1281.25 is greater than the Lookback Index Level of 1250 and the Index Return of 2.50% multiplied by 3 does not exceed the Maximum Total Return of 12.15%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (2.50% x 3)] = $1,075

Example 2: The level of the Index increases from the Lookback Index Level of 1250 to an Ending Index Level of 1500. Because the Ending Index level of 1500 is greater than the Lookback Index Level of 1250 and the Index Return of 20% multiplied by 3 exceeds the Maximum Total Return of 12.15%, the investor receives a payment at maturity of $1,121.50 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Index decreases from the Lookback Index Level of 1250 to an Ending Index Level of 1000. Because the Ending Index Level of 1000 is less than the Lookback Index Level of 1250, the Index Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -20%) = $800

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by three, up to the Maximum Total Return on the notes of 12.15%, or $1,121.50 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  PAYMENT AT MATURITY BASED ON THE LOWEST INDEX CLOSING LEVEL DURING THE 90 CALENDAR-DAY LOOKBACK OBSERVATION PERIOD — Your payment at maturity is determined by comparing the Ending Index Level to the Lookback Index Level. The Lookback Index Level is equal to the lowest Index closing level during the Lookback Observation Period, which is the 90 calendar-day period beginning on the pricing date. If the Index closing level declines during this initial 90 calendar-day period, your payment at maturity will be determined by reference to the lowest Index closing level during this period and the Ending Index Level. Under these circumstances, your payment at maturity may be more than the payment at maturity for similar notes linked to the Index without a lookback feature and based solely on the Index closing level on the pricing date and the Ending Index Level. Accordingly, your payment at maturity will be improved by declines in the Index closing level during this initial 90 calendar-day period.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 145-II.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 145-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments — Optimal Entry Return Enhanced Notes Linked to the S&P 500® Index	PS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 145-II dated July 15, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Lookback Index Level.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is greater than the Lookback Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 12.15%, regardless of the appreciation in the Index, which may be significant.
  THE LOOKBACK INDEX LEVEL WILL NOT BE DETERMINED UNTIL THE END OF THE 90 CALENDAR-DAY PERIOD FROM AND INCLUDING THE PRICING DATE — Because the Lookback Index Level will be the lowest Index closing level during the Lookback Observation Period, the Lookback Index Level will not be determined until the end of the Lookback Observation Period. The Lookback Observation Period is the 90 calendar-day period from and including the pricing date. Accordingly, you will not know the Lookback Index Level for a significant period of time after the pricing date. In no event, however, will the Lookback Index Level be greater than the Index closing level on the pricing date.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Optimal Entry Return Enhanced Notes Linked to the S&P 500® Index	PS-3

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical Index closing level from January 3, 2003 through July 25, 2008. The Index closing level on July 25, 2008 was 1257.76. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing levels on any trading day during the Lookback Observation Period or on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Optimal Entry Return Enhanced Notes Linked to the S&P 500® Index	PS-4